EXHIBIT 12.1

SAKS INCORPORATED

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratios of earnings to fixed charges for Saks Incorporated for the three months ended May 2, 2009 and for the fiscal years ended January 31, 2009, February 2, 2008, February 3, 2007, January 28, 2006 and January 29, 2005:

(Dollars in thousands)	Three Months Ended May 2, 2009	Fiscal Year Ended
		January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005
Earnings:
Pre-tax income (loss) from continuing operations	$(8,147)	$(175,527)	$73,851	$(42,532)	$(225,655)	$(152,257)
Fixed charges	19,449	83,726	86,386	105,088	158,750	189,017
Amortization of capitalized interest	493	1,870	1,715	1,718	2,424	2,224
Capitalized interest	(190)	(1,527)	(2,086)	(4,113)	(4,132)	(3,504)

Total Earnings	$11,605	$(91,458)	$159,866	$60,161	$(68,613)	$35,480

Fixed Charges:
Interest costs(1)	$8,498	$37,747	$41,064	$50,988	$86,314	$110,605
Amortization of debt expense and discount on indebtedness	2,127	9,519	9,325	9,001	8,946	8,382
Implied interest component of rent expense(2)	8,824	36,460	35,997	45,099	63,490	70,030

Total Fixed Charges	$19,449	$83,726	$86,386	$105,088	$158,750	$189,017

Ratio of earnings to fixed charges	(3)	(3)	1.85x	(3)	(3)	(3)

(1)	Interest costs represent interest expensed and capitalized excluding losses on early extinguishment of debt.

(2)	One-third of rent expense was determined to be a reasonable approximation of the implied interest component of rent expense.

(3)	For the three month period ended May 2, 2009, earnings were insufficient to cover fixed charges by $7.8 million. For the years ended January 31, 2009, February 3, 2007, January 28, 2006 and January 29, 2005, earnings were insufficient to cover fixed charges by $175.2 million, $44.9 million, $227.4 million and $153.5 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.